Filed by Yamana Gold Inc. pursuant to Rule 425 under the Securites Act of 1933 Subject Company: Meridan Gold Inc. Commission File Number: 333-144723 Date: September 24, 2007

Yamana Gold Inc. Offer to Purchase Common Shares of Meridian Gold Inc.
Yamana Gold: (TSX: YRI) (NYSE: AUY) CUSIP: 98462Y100	Meridian Gold: (TSX: MNG) (NYSE: MDG) CUSIP: 589975101
Expiry: 12:00 Midnight (Toronto time) on October 12, 2007

Inbound Script to Shareholders

Thank you for calling the Yamana enquiries line for Meridian Gold (Meridian) shareholders, my name is <name> how may I help you today? <Answer specific questions> Can I speak to you briefly about Yamana Gold Inc.’s (Yamana) revised Offer to Purchase all the common shares of Meridian?

IF YES	IF NO

Thank you.  Yamana Gold Inc. (Yamana) has reached an agreement with Meridian, under which it will revise its Offer for your Meridian shares.  Under the agreement with Meridian, Yamana will increase the cash component of the consideration offered for Meridian shares by Cdn$0.50 per share to Cdn$7.00 per share. The share component will not be changed and will remain 2.235 Yamana common shares for each common share of Meridian. Based on a careful review of the revised terms of the Yamana Offer among other factors, the Board of Directors of Meridian has determined that the revised Yamana Offer is fair to shareholders and unanimously recommends that its shareholders ACCEPT the Offer.

Full details of the revised Offer will be outlined in the Notice of Variation and Extension, which will be mailed to shareholders on or about September 28, 2007. We encourage you to read this document because it will contain important information.  The Notice of Variation and Extension and other documents relating to Yamana’s offer for the common shares of Meridian will be available online at www.sedar.com (Canada) or www.sec.gov (U.S.) or, will be provided free of charge upon request.

The revised Offer will also include an extension of expiry time of the Offer, which we expect to be 12:00 midnight (Toronto time) on October 12, 2007.

Premium:  Based on the closing prices of the Meridian and the Yamana common shares on the TSX on June 27, 2007 (the date of Yamana’s original proposal to Meridian) Yamana’s revised Offer will represent a spot premium of approximately 37.7%. The premium is approximately 38% based on the 20-day average closing prices of each company’s shares on the TSX ending on June 27, 2007. Based on Yamana’s closing price on the TSX at the time of the original proposal, the cash component will account for about 28% of the revised Offer.

Fairness Opinions: Genuity Capital Markets, Canaccord Capital Corporation and J.P. Morgan Securities Inc. are acting as Yamana’s financial advisors, and both Genuity and Canaccord have provided updated fairness opinions to Yamana’s Board of Directors indicating that the revised terms of the Offer are fair, from a financial point of view, to Yamana.

Meridian’s financial advisors, Goldman, Sachs & Co. and BMO Capital Markets, have also each provided opinions to the Meridian Board of Directors that, subject to the assumptions, limitations and qualifications stated in such opinions, the consideration to be received under the Offer is fair, from a financial point of view, to Meridian shareholders.

Northern Orion Transaction: The terms of Yamana’s agreement with Northern Orion remain unchanged and it is Yamana’s intention to close the Plan of Arrangement with Northern Orion as soon as practical after the successful tender of the Meridian shares.

May I please give you our toll-free number if you have any questions?

Call

1-866-879-7644 or

You can visit these websites for more information:

www.yamana.com

or

www.sedar.com

(see Yamana Gold Inc.)

Thank you for your time.

As Beneficial Shareholders You must tender your shares no later than 12:00 midnight (Toronto Time) on the expiry date, which we expect will be Friday, October 12, 2007, but your broker may require your instructions well in advance of this date.  Contact your broker immediately with your instructions and assistance in tendering your shares to the Offer.

As Registered Shareholders You must tender your shares no later than 12:00 midnight (Toronto time) on the expiry date, which we expect will be Friday, October 12, 2007.  You would have received a pre-addressed letter of transmittal (Yellow for Non-UK Shareholders and Green for UK Shareholders).  Please complete it and deposit it with the share certificate(s) in the enclosed envelope to the Depositary (Kingsdale Shareholder Services Inc.), along with all other documents required by the instructions set out in the letter of transmittal.  Alternatively, you can complete the Notice of Guaranteed Delivery if your shares are not immediately available.

If you have any questions or require further assistance in tendering your shares, we can be reached at 1-866-879-7644.  Thank you very much for your time.  Have a nice day/night!

Remember:  Speak slowly, especially when providing a phone number.

Rep - please provide written comments whenever talking to shareholders